January 2, 2013

By Electronic Submission

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    AK Steel Holding Corporation
Form 10-K for the Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for the Period Ended September 30, 2012
Filed October 26, 2012
File No. 1-13696

Dear Mr. Decker:

We have received your comment letter dated December 20, 2012.

In your letter you request a response from the Company within ten business days from the date of your letter (i.e., by Monday, January 7, 2013) or an indication from the Company as to when we intend to provide you with a response.

We are in the process of preparing a response to your letter. Pursuant to the voicemail message left to me by Mr. Ernest Greene, Staff Accountant, by this letter we respectfully request an extension of ten business days to give us sufficient time to gather and review the information needed to respond to your questions. If granted, this requested extension would result in our submission of a response on or before Tuesday, January 22, 2013.

Please feel free to contact me at (513) 425-2690, or Joseph C. Alter, Assistant General Counsel-Corporate, at (513) 425-2659, if you would like to discuss this request. We appreciate your consideration.

Very truly yours,

David C. Horn,
Executive Vice President, General Counsel and Secretary

cc:    Ernest Greene, Staff Accountant
Roger K. Newport
Richard S. Williams
Joseph C. Alter
Gregory A. Hoffbauer